[LETTERHEAD OF ERIC J. GERVAIS]
March 20, 2008
VIA EDGAR AND E-MAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry L. Greene, Senior Counsel
Re: Proxy Statement for Tortoise Capital Resources Corporation (the “Company”)
To the Commission:
On March 6, 2008, the Company filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement (the “Preliminary Proxy Statement”) pursuant to Section 14 of the Securities Exchange Act of 1934.
The Company received oral comments from Mr. Larry L. Greene of the Commission Staff (the “Staff”) on March 11, 2008. The Company is filing concurrently herewith its definitive proxy statement (the “Definitive Proxy Statement”). A summary of each oral comment from the Staff is included in this letter for your reference, and the Company’s response is presented below each comment. All capitalized terms used but not defined in this letter have the meanings assigned to them in the Definitive Proxy Statement.
1.          Comment: Please identify the members of the Company’s Compliance Committee.
Response: The identity of each member of the Company’s Compliance Committee is found under the heading “Committees of The Board of Directors” in the Definitive Proxy Statement.
2.          Comment: Disclosure in the penultimate sentence of the second paragraph of Proposal Two provides that if the market value of the Company’s common shares is below net asset value and the proposal is not approved, the Company will not be able to effectively access capital markets to enable it to take advantage of attractive investment opportunities. This disclosure leaves the impression that the Company has no alternative means of obtaining capital to take advantage of investment opportunities. If the Company has alternative means of raising capital, please revise the disclosure accordingly.
Response: While the Company has a $40.0 million credit facility, the Company does not believe that borrowing under the credit facility is a cost effective long-term method of raising capital to take advantage of investment opportunities. The Company believes that accessing the capital markets through the sale of common shares may be a cost effective long-term method of raising capital for investment opportunities. The Company has revised the disclosure to indicate that if the market value of the Company’s common shares is below net asset value and the proposal is not approved, the Company will not be able to raise capital through the sale of its common shares.

March 20, 2008

3.          Comment: Disclosure in the fourth paragraph of Proposal Two provides that distributions may include a return of capital. Please add disclosure providing detail on the concept of return of capital.
Response: The requested disclosure has been added.
4.          Comment: Please add disclosure regarding the impact on distributions in the final paragraph before the heading “Required Vote” in Proposal Two.
Response: The requested disclosure has been added.
5.          Comment: Please add a pro-forma example to Proposal Two detailing the impact of any issuance of common shares below the Company’s net asset value.
Response: The requested disclosure has been added.
6.          Comment: Please revise the disclosure in the second paragraph of Proposal Three to discus how approval of the proposal will benefit all stockholders of the Company.
Response: The requested disclosure has been revised and a discussion of how the approval will benefit stockholders of the Company appears in the third paragraph of Proposal Three.
7.          Comment: Please revise the disclosure under the heading “Annual Meeting Matters” and sub-heading “Quorum” to more clearly articulate how to determine if a quorum is present.
Response: The disclosure has been revised as requested.
8.          Comment: Please add “and the common shares issuable pursuant to such warrants or options” to Proposal Three on the Company’s proxy card.
Response: The disclosure has been revised as requested.
On behalf of the Company with respect to the Definitive Proxy Statement, we acknowledge that:

March 20, 2008

•            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•            the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais
EJG
Enclosures
cc:         Diane Bono – Tortoise Capital Advisors (w/encl.)
Steven F. Carman, Esq. – Husch Blackwell Sanders LLP (w/encl.)